Ropes & Gray LLP
One Embarcadero Center, Suite 2200
San Francisco, CA  94111

June 30, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  John M. Ganley, Esq.

Re:	EIP Investment Trust, File No. 811-21940

Ladies and Gentlemen:

On June 18, 2009, John M. Ganley, Esq., of the staff of the Securities and Exchange Commission (the “SEC”), provided oral comments to the undersigned of Ropes & Gray LLP regarding EIP Investment Trust’s (the “registrant”) Registration Statement on Form N-1A.  Responses to the comments are set forth below.

1.
Comment:  Mr. Ganley requested that the registrant explain supplementally why the EIP Growth and Income Fund (the “Fund”) is registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  When the Fund was established it was expected that the number of investors that would be “deemed” to have invested in the Fund (either by their investment in the Fund directly or by their investment in certain privately offered “feeder” funds that would be “investment companies” within the meaning of the 1940 Act but for the exception to that definition provided for in Section 3(c)(7) of the 1940 Act) would exceed 100 persons and would not all be “qualified purchasers” as defined in the 1940 Act.  As a result, it was determined that the Fund would need to register as an investment company under the 1940 Act.

2.	Comment: Mr. Ganley requested that the registrant explain supplementally whether the Fund has filed a completed Form D with the SEC.

Response: The Fund filed a completed Form D with the SEC on September 7, 2006 (accession number 9999999997-06-038176) and an amended Form D on March 16, 2009 (accession number 9999999997-09-013908).

3.	Comment: Mr. Ganley requested that the registrant explain supplementally whether the Fund invests in deliverable forward foreign currency contracts.

Response:  Energy Income Partners, LLC, the investment manager of the Fund, has informed us that the Fund does not invest in deliverable forward foreign currency contracts and has no current intention of investing in deliverable forward foreign currency contracts in the future.

ROPES & GRAY LLP Securities and Exchange Commission	-2 -	June 30, 2009

4.
Comment:  Mr. Ganley requested that the registrant delete the following sentences from the Fund’s Statement of Additional Information in the explanation to the Fund’s fundamental investment restriction on concentration: “If, in the future, these instruments are considered to be in the same industry, the Fund reserves the freedom of action to concentrate in such an industry as well.  The Fund’s industry concentration policy does not preclude it from focusing investments in issuers in a group of related industrial sectors (such as different types of technology issuers).”

Mr. Ganley stated that the above deletion may be made the next time the registrant amends its Private Placement Memorandum or Statement of Additional Information.

Response: The requested change will be made the next time the Fund amends its Private Placement Memorandum or Statement of Additional Information.

If you have any questions or require any clarification concerning the foregoing, please call the undersigned at (415) 315-6302.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	James J. Murchie, Energy Income Partners, LLC
Eva Pao, Energy Income Partners, LLC
Gregory D. Sheehan, Ropes & Gray LLP
Jason E. Brown, Ropes & Gray LLP